Exhibit 99.1

Similarweb Names Tamar Rapaport-Dagim to its Board of Directors

TEL AVIV, Israel (August 28, 2025) — Similarweb, a leading digital market intelligence company, welcomed Tamar Rapaport-Dagim to its Board of Directors today, following her election with overwhelming support at Similarweb’s annual general meeting of shareholders.

Tamar Rapaport-Dagim is Chief Financial Officer and Chief Operating Officer of Amdocs (NASDAQ: DOX).

“As a leader at Amdocs, which provides software and services for communications, media, and financial services companies, Tamar knows the power of the web, apps, and digital media to transform business,” said Or Offer, Similarweb CEO and co-founder. “We look forward to benefiting from her strategic guidance on Similarweb’s continued success.”

Tamar Rapaport-Dagim was appointed Amdocs’ Chief Financial Officer in 2007 and Chief Operating Officer in 2018, having joined Amdocs as Vice President of Finance in 2004. Prior to Amdocs, she was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks, and has also served as controller of Teledata Networks and held various finance management positions in public accounting. She holds an MBA, as well as a Bachelor’s degree in accounting and economics from Tel Aviv University, and is a certified public accountant.

About Similarweb

Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Press:
David F. Carr
Similarweb
david.carr@similarweb.com

Investors:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Disclaimer: All names, brands, trademarks, and registered trademarks are the property of their respective owners. The data, reports, and other materials provided or made available by Similarweb consist of or include estimated metrics and digital insights generated by Similarweb using its proprietary algorithms, based on information collected by Similarweb from multiple sources using its advanced data methodologies. Similarweb shall not be responsible for the accuracy of such data, reports, and materials and shall have no liability for any decision made or action taken by any third party based in whole or in part on such data, reports, and materials.